Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

 Rocky Mountain Chocolate Factory, Inc. (the “Company”) is incorporated in the State of Delaware. The rights of stockholders of the Company are generally be governed by Delaware law and the Company’s amended and restated certificate of incorporation (the “certificate of incorporation”), certificate of designations of Series A Junior Participating Preferred Stock (the “certificate of designations”) and amended and restated bylaws (the “bylaws”). The following is a summary of the material provisions of the certificate of incorporation, certificate of designations and bylaws. This summary is not complete and is qualified by reference to Delaware statutory and common law and the full texts of the certificate of incorporation, certificate of designations and bylaws, copies of which are filed with the Securities and Exchange Commission (“SEC”).

 General

 The authorized capital stock of the Company consists of 46,000,000 shares of common stock, $0.001 par value per share, and 250,000 shares of preferred stock, $0.001 par value per share.

Common Stock

 The holders of common stock are entitled to one vote per share on all matters to be voted on by the common stockholders. The holders of the Company’s common stock are not entitled to cumulative voting in the election of directors. Therefore, holders of a majority of the shares voting for the election of directors can elect all directors. Subject to preferences of any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends the Board of Directors may declare out of funds legally available for the payment of dividends. If the Company is liquidated, dissolved or wound up, the holders of common stock are entitled to share pro rata in all assets remaining after payment of, or provision for, the Company’s liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no pre-emptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

 The Board of Directors has the authority, without further action by the stockholders, to issue up to 250,000 shares of preferred stock from time to time in one or more series, of which 50,000 shares of preferred stock have been designated as “Series A Junior Participating Preferred Stock” as described below. The Board of Directors also has the authority to fix the designations, voting powers, preferences, privileges, rights and limitations of any series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. The issuance of preferred stock may decrease the market price of the Company’s common stock.

Series A Junior Participating Preferred Stock

The rights, preferences and privileges of the Series A Junior Participating Preferred Stock of the Company (the “Series A Preferred Stock”) are set forth in the certificate of designations.

Pursuant to the rights of the Series A Preferred Stock, subject to the rights of holders of any shares of any series of preferred stock or other class of capital stock ranking prior and superior, the holders of Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors out of the assets of the Company legally available therefor, (i) quarterly dividends payable in cash on the last day of each fiscal quarter in each year, commencing on the first dividend payment date after the first issuance of a share or fraction of a share of Series A Preferred Stock, in an amount of $0.01 per share less amount of all cash dividends declared on the Series A Preferred Stock pursuant to the following clause (ii) since the immediately preceding dividend payment date or, with respect to the first dividend payment date, since the first issuance of any share or fraction of a share of Series A Preferred Stock, and (ii) dividends payable in cash on the payment date for each cash dividend declared on the common stock in an amount per share equal to 1,000 (as adjusted, the “Formula Number”) multiplied times the cash dividends then to be paid on each share of common stock. In addition, if the Company shall pay any dividend or make any distribution on the common stock payable in assets, securities or other forms of non-cash consideration (other than dividends or distributions solely in shares of common stock), then, in each such case, the Company shall simultaneously pay or make on each outstanding share of Series A Preferred Stock a dividend or distribution in like kind equal to the Formula Number then in effect multiplied times such dividend or distribution on each share of the common stock.

Holders of Series A Preferred Stock have the right to vote on all matters submitted to a vote of shareholders with each share of Series A Preferred Stock entitled to the number of votes equal to the Formula Number multiplied by the maximum number of votes per share which any holder of common stock has with respect to any matter. Except as otherwise provided by law, holders of Series A Preferred Stock and holders of common stock generally vote together as one class on all matters submitted to a vote of shareholders. Holders of Series A Preferred Stock are entitled to certain voting rights with respect to directors of the Company if the payment of six quarterly dividends are in default.

Unless otherwise provided in the rights attaching to a designated series of preferred stock, the Series A Preferred Stock rank junior to any other series of preferred stock as to the payment of dividends and distribution of assets on liquidation, dissolution or winding up, and rank senior to the common stock.

Upon any liquidation, dissolution or winding up of the Company, no distributions shall be made to holders of shares ranking junior to the Series A Preferred Stock unless, prior thereto, the holders of Series A Preferred Stock shall have received an amount equal to accrued and unpaid dividends and distributions, whether or not declared, to the date of such payment, plus an amount equal to the greater of (1) $1.00 per share or (2) an aggregate amount per share equal to the Formula Amount multiplied by the aggregate amount to be distributed per share to holders of common stock or to the holders of shares ranking on parity with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all other such parity shares in proportion to the total amount to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

If the Company enters into any consolidation, merger, combination or other transaction in which shares of common stock are exchanged for or changed into cash, other securities and/or any other property, then any Series A Preferred Stock issued and outstanding shall at the same time be similarly exchanged or changed in an amount per share equal to Formula Amount multiplied by the aggregate amount of cash, securities and/or other property, as the case may be, into which or for which each share of common stock is changed or exchanged.

The Series A Preferred Stock is not redeemable, provided that the Company may purchase or otherwise acquire outstanding shares of Series A Preferred Stock in the open market or by offer to any holder or holders of shares of Series A Preferred Stock. The Series A Preferred Stock shall not be subject to or entitled to the operation of a retirement or sinking fund.

Rights Plan

On March 1, 2015, the Company and Computershare Trust Company, N.A. (the “Rights Agent”), entered into a Rights Agreement (the “Rights Agreement”). The following summary of the principal terms of the Rights Agreement is a general description only. It does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which has been filed with the SEC.

On March 1, 2015, the Board of Directors authorized and declared a dividend of one Right (a “Right”) for each outstanding share of common stock. The dividend was paid on March 1, 2015 (the “Record Date”) to the holders of record of common stock at the close of business on that date. In addition, the Company has authorized the issuance of one Right with respect to each share of common stock that shall become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are hereinafter defined). When exercisable, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the “Series A Junior Participating Preferred Stock”), at a price of $30 per one one-thousandth of a share of Series A Junior Participating Preferred Stock (the “Purchase Price”), subject to adjustment.

Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15 percent or more of the outstanding common stock and (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 15 percent or more of the outstanding common stock (the earlier of such dates being herein referred to as the “Distribution Date”), the Rights will be evidenced, with respect to any of the common stock certificates outstanding as of the Record Date, by such common stock certificate with a copy of the Summary of Rights attached thereto. No person who is the beneficial owner of 15 percent or more of the common stock on the date of the Rights Agreement shall be deemed to be an Acquiring Person unless and until such person becomes the beneficial owner of any additional common stock and, immediately after the acquisition of such additional shares, is the beneficial owner of 15 percent or more of the common stock.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the common stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new common stock certificates issued after the Record Date, upon transfer or new issuance of common stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for common stock outstanding on or after the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the common stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the “Right Certificates”) will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on March 1, 2025 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

The Purchase Price payable, and the number of Series A Junior Participating Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Junior Participating Preferred Stock, (ii) upon the grant to holders of the Series A Junior Participating Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Junior Participating Preferred Stock at a price, or securities convertible into Series A Junior Participating Preferred Stock with a conversion price, less than the then current market price of the Series A Junior Participating Preferred Stock or (iii) upon the distribution to holders of the Series A Junior Participating Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Series A Junior Participating Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-thousandth of a share of Series A Junior Participating Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in shares of common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the Distribution Date.

Series A Junior Participating Preferred Stock purchasable upon exercise of the Rights will not be subject to redemption by the Company. Each share of Series A Junior Participating Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $0.01 per share but will be entitled to an aggregate dividend of 1,000 multiplied times the dividend declared per share of common stock. In the event of liquidation, the holder of the Series A Junior Participating Preferred Stock will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 1,000 multiplied times the payment made per share of common stock. Each share of Series A Junior Participating Preferred Stock will have 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A Junior Participating Preferred Stock will be entitled to receive 1,000 multiplied times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

Because of the nature of the Series A Junior Participating Preferred Stock dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Series A Junior Participating Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of common stock.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be null and void and nontransferable), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50 percent or more of its consolidated assets or earning power are sold after a person or group of affiliated or associated persons has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50 percent or more of the outstanding shares of common stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which will have become null and void and nontransferable), in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a share of Series A Junior Participating Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in such Purchase Price. The Company may, but shall not be required to, issue fractions of a share of Series A Junior Participating Preferred Stock (other than one one-hundredth of a share of Series A Junior Participating Preferred Stock or any integral multiple thereof, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Junior Participating Preferred Stock on the last trading day prior to the date of exercise.

At any time prior to the close of business on the tenth day following a public announcement that an Acquiring Person has become such an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. The time at which the Rights are redeemed by the Company is herein referred to as the “Redemption Date.” Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

At any time prior to the Distribution Date and subject to the last sentence of this paragraph, the terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, including without limitation an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of 0.001 percent and the largest percentage of the outstanding shares of common stock then known by the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10 percent. From and after the Distribution Date and subject to applicable law, the terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights to, among other things, make any other provisions in regard to matters under the Rights Agreement that the Company may deem necessary or desirable and that shall not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person). The terms of the Rights may not be amended to (i) reduce the Redemption Price (except as required by antidilution provisions) or (ii) provide for an earlier Final Expiration Date.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Series A Junior Participating Preferred Stock ranks, with respect to the payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Company, junior to all other series of preferred stock of the Company, unless the Board of Directors of the Company shall specifically determine otherwise in fixing the powers, preferences and relative, participating, optional and other special rights of the shares of any such other series and the qualifications, limitations and restrictions thereof.

As of March 1, 2015, there were 6,022,031 shares of common stock issued and outstanding, and an aggregate of an additional 315,653 shares of common stock reserved for issuance under the Company’s equity plans. One Right was distributed to holders of common stock for each share of common stock owned of record by them on March 1, 2015. One Right will be issued with respect to each share of common stock that shall become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date. In certain circumstances, the Company may issue Rights with respect to shares of common stock issued following the Distribution Date and prior to the earlier of the Redemption Date and the Final Expiration Date. The Board of Directors initially reserved for issuance upon exercise of the Rights 50,000 Series A Junior Participating Preferred Stock, which number is subject to adjustment from time to time in accordance with the Rights Agreement.

The Rights approved by the Board of Directors are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Board of Directors and the Company’s stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board of Directors in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.01 per Right at any time prior to the Distribution Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company’s shares are presently traded. The Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

Board of Directors

The Board of Directors is not classified.

Preemptive Rights

Under Delaware law, a stockholder is not entitled to pre-emptive rights to subscribe for additional issuances of common stock or any other class of series of common stock or any security convertible into such stock in proportion to the shares that are owned unless there is a provision to the contrary in the certificate of incorporation. The certificate of incorporation does not provide that stockholders are entitled to pre-emptive rights.

Anti-Takeover Effects of Certain Provisions of the Certificate of Incorporation, the Bylaws and Delaware Law

 Provisions of the certificate of incorporation, the bylaws and Delaware law could have the effect of delaying or preventing a third party from acquiring the Company, even if the acquisition would benefit stockholders. These provisions may delay, defer or prevent a tender offer or takeover attempt of the Company that a stockholder might consider in the stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by its stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to reduce the Company’s vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of the Company’s outstanding shares, or an unsolicited proposal for the Company’s restructuring or sale of all or part of its business. See also “—Rights Plan.”

Authorized but Unissued Shares of Common Stock and Preferred Stock

 The Company’s authorized but unissued shares of common stock and preferred stock are available for the Board of Directors to issue without stockholder approval. As noted above, the Board of Directors, without stockholder approval, has the authority under the certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult. The Company may use the additional authorized shares of common or preferred stock for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or other transaction.

 Stockholder Action; Special Meetings of Stockholders

 The certificate of incorporation provides that any action required or permitted to be taken by stockholders at an annual meeting or special meeting of the stockholders may only be taken at an annual or special meeting before which it is properly brought, and not by written consent without a meeting. The certificate of incorporation also provides that special meetings of stockholders may be called only by Board of Directors or by the chairman of the Board of Directors.

Advance Notice Requirements for Stockholders Proposals and Director Nominations

 The bylaws provide that stockholders seeking to bring business before a meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders, must provide the Company with timely written notice of their proposal. The bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Amendment to the Certificate of Incorporation and the Bylaws

 The certificate of incorporation may generally be amended by a majority of its stockholders, except with respect to provisions regarding the Board of Directors and stockholder meetings, which may only be amended upon approval of holders of at least 66-2/3% of the Company’s outstanding voting stock. The bylaws may generally be amended by the Board of Directors or by stockholders upon approval of holders of at least 66-2/3% of the Company’s outstanding voting stock.

Forum Selection

 The certificate of incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on the Company’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty, (iii) any action asserting a claim against the Company arising pursuant to the Delaware General Corporation Law (“DGCL”), the certificate of incorporation or the bylaws or (iv) any action asserting a claim against the Company that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to this forum selection provision. Although the Company has included a choice of forum clause in the certificate of incorporation, it is possible that a court could rule that such clause is inapplicable or unenforceable.

Litigation Costs

The bylaws provide that, to the fullest extent permitted by law, in the event that (i) any current or prior stockholder of the Company or anyone on their behalf (“Claiming Party”) initiates or asserts any claim or counterclaim (“Claim”) or joins, offers substantial assistance to, or has a direct financial interest in any Claim against the Company and/or any director, officer, employee or affiliate, and (ii) the Claiming Party (or the third party that received substantial assistance from the Claiming Party or in whose Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then each Claiming Party shall be obligated jointly and severally to reimburse the Company and any such director, officer, employee or affiliate, the greatest amount permitted by law of all fees, costs and expenses of every kind and description (including but not limited to, all reasonable attorneys’ fees and other litigation expenses) that the parties may incur in connection with such Claim.

This fee-shifting bylaw is not limited to specific types of actions, but is rather potentially applicable to the fullest extent permitted by law. There are several types of remedies that a Claiming Party may seek in connection with an action or proceeding against the Company , including declaratory or injunctive relief, or monetary damages. If a Claiming Party is not successful in obtaining a judgment that achieves in substance, such as in the case of a Claim for declaratory or injunctive relief, or amount, such as in the case of a Claim for monetary damages, the Company’s and its directors’, officers’, employees’ and affiliates’ litigation expenses may be shifted to the Claiming Party.

Fee-shifting bylaws are relatively new and untested. The case law and potential legislative action on fee-shifting bylaws are evolving and there exists considerable uncertainty regarding the validity of, and potential judicial and legislative responses to, such bylaws. For example, it is unclear whether the Company’s ability to invoke this fee-shifting bylaw in connection with Claims under the federal securities laws would be pre-empted by federal law. Similarly, it is unclear how courts might apply the standard that a Claiming Party must obtain a judgment that substantially achieves, in substance and amount, the full remedy sought. The application of this fee-shifting bylaw in connection with such Claims, if any, will depend in part on future developments of the law. There can be no assurance that the Company will or will not invoke this fee-shifting bylaw in any particular dispute, including any Claims under federal securities laws.

If a current or prior stockholder that brings any Claim is unable to obtain the required judgment, the attorneys’ fees and other litigation expenses that might be shifted to a Claiming Party are potentially significant. This fee-shifting bylaw, therefore, may dissuade or discourage current or prior stockholders (and their attorneys) from initiating lawsuits or claims against the Company or its directors, officers, employees or affiliates, including Claims that that may otherwise be in the best interests of stockholders of the Company as a whole.  In addition, it may impact the fees, contingency or otherwise, required by potential plaintiffs’ attorneys to represent the Company’s stockholders or otherwise discourage plaintiffs’ attorneys from representing the Company’s stockholders at all. As a result, this fee-shifting bylaw may limit the ability of stockholders to affect the management and direction of the Company, particularly through litigation or the threat of litigation.

Delaware Anti-Takeover Statute

The Company is subject to the provisions of Section 203 of the DGCL, an anti-takeover law. Subject to exceptions, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding, those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

●

on or after such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

 For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, with an “interested stockholder” being defined as a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an “interested stockholder,” did own, 15% or more of the corporation’s voting stock.

Transfer Agent

 The transfer agent for the common stock is Computershare Trust Company, N.A., 350 Indiana Street, Suite 750, Golden, Colorado 80401.

Nasdaq Global Market Listing

 The common stock is listed on the Nasdaq Global Market under the trading symbol “RMCF.”